Exhibit D-6.2

                                STATE OF VERMONT
                              PUBLIC SERVICE BOARD

Docket No.  6225


Joint Petition of The National Grid Group plc       )
and New England Power Company for                   )
approval of the indirect acquisition of a           )
controlling interest in New England Power           )
Company                                             )


                                                          Order entered: 6/15/99


           PRESENT:                 Kurt Janson, Esq.
                                    Hearing Officer

            APPEARANCES:            James Volz, Esq.
                                    for Vermont Department of Public Service

                                    Nancy S.  Malmquist, Esq.
                                    Downs Rachlin & Martin PLLC
                                    for New England Power Company

                                    Thomas G.  Robinson, Esq.
                                    Carlos A.  Gavilondo, Esq.
                                    for New England Power Company

                                    Meabh Purcell, Esq.
                                    LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                                    for The National Grid Group plc


                                 I. INTRODUCTION

     This Docket concerns a joint petition filed by The National Grip Group plc ("National Grid") and New England Power Company ("NEP") (collectively, the"Petitioners"), seeking Vermont Public Service Board ("Board") approval, under 30 V.S.A. ss. 107, of the indirect acquisition by National Grid of a controlling interest


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Docket No.  6225                                                          Page 2

in NEP. In this Proposal for Decision, I recommend that the Board approve the proposed transaction.

     The Petitioners filed the Joint Petition ("Petition") on March 30, 1999, with prefiled testimony and supporting exhibits attached. A duly noticed prehearing conference was held on May 14, 1999. At the prehearing conference, as reflected in the Prehearing Conference Memorandum of May 14, 1999, I requested that additional information be provided regarding whether the proposed merger would affect the service NEP provides to two end-use customers in Vermont (the Island Corporation ("Island") and Simpson Paper Company ("Simpson")). This information was included in the draft Proposal for Decision filed May 21, 1999.

     On May 21, 1999, NEP, National Grid and the Vermont Department of Public Service ("Department") filed a Stipulation ("Stipulation") and draft Proposal for Decision ("Joint Proposal for Decision") recommending that this matter be approved without a hearing.

     In the Stipulation, the parties agreed that the record on which the Board may base its determination in this proceeding shall consist of all testimony, exhibits and data filed by NEP and National Grid in support of their petition, including the testimony prefiled by NEP and National Grid on March 29, 1999, the Joint Proposal for Decision, the Stipulation and other filings or documents submitted by the Department or the Petitioners in this proceeding. Based upon the absence of a


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Docket No.  6225                                                          Page 3

request for hearing from any party, the lack of objection of any party to the Stipulation and Joint Proposal for Decision, and my review of those filings and the record as a whole, I have determined that an evidentiary hearing is not necessary.

                              II. FINDINGS OF FACT

     Based on the evidence of record, I hereby report the following findings to the Board in accordance with 30 V.S.A. ss. 8.

     1. NEP is a Massachusetts corporation that owns and operates properties in Massachusetts, New Hampshire, Connecticut, Maine and Vermont, including transmission lines, and is a transmission subsidiary of New England Electric System ("NEES"). NEP owns properties in several Vermont communities used primarily for the transmission of electricity and has a twenty percent share of the common stock of Vermont Yankee Nuclear Power Corporation. NEES is a registered public utility holding company. NEP is qualified to transact business in Vermont as a foreign corporation. Pet. at 1; Jesanis pf. at 3.

     2. NEP does not engage in local distribution of electricity in Vermont, although NEP does provide service directly to two end-use customers in Vermont, Island and Simpson. Pet. at 1; Joint Proposal for Decision at 3.

     3. National Grid is a holding company registered in England and Wales and is the world's largest privately-owned, independent transmission company. National Grid's principal


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Docket No.  6225                                                          Page 4

subsidiary is The National Grid Company plc, a corporation that owns and operates the transmission system and control area in England and Wales. National Grid also has indirect interests in transmission systems in Argentina and Zambia. Pet. at 1-2; Urwin pf. at 4-5, 12-14.

     4. In December, 1998,1 National Grid and NEES entered into an Agreement and Plan of Merger, which provides for a business combination transaction. Pursuant to the Agreement, NEES will merge with NGG Holdings LLC, a Massachusetts limited liability company that is wholly owned by National Grid, with NEES being the surviving entity, wholly owned by National Grid (the "Merger"). Pet at 2; Jesanis pf. at 6; exh. MEJ-1.

     5. Following the Merger, NEP will remain a separate corporation wholly owned by NEES and will continue to own and conduct a public service business subject to the jurisdiction of the Board. NEP will also retain its ownership interest in Vermont Yankee. Pet. at 2; Jesanis pf. at 6-7.

     6. The Merger must also be approved by several other regulatory bodies, including the Securities and Exchange Commission (the "SEC") under the Public Utility Holding Company

--------

     1 There appears to be a minor inconsistency in the record concerning the exact date of the merger agreement, but the inconsistency is of no consequence to the Board's review and approval of the proposed merger. The Joint Petition and Joint Proposal for Decision each state that National Grid and NEES entered the Agreement and Plan of Merger on December 14, 1998. The merger agreement itself (exh. MEJ-1) is dated as of December 11, 1998. The prefiled testimony of Michael Jesanis (at page 2) states that the merger was announced on December 14, 1998.


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Docket No.  6225                                                          Page 5

Act of 1935 (the "Holding Company Act"), the Federal Energy Regulatory Commission (the "FERC") under Section 203 of the Federal Power Act, and the Nuclear Regulatory Commission under the Atomic Energy Act. The Merger also requires a filing with the U.S. Department of Justice and the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. NEES and National Grid have been granted early termination of the Hart-Scott-Rodino waiting period on the proposed Merger, effective April 9, 1999. Pet. at 2; Jesanis pf. at 16-17; Joint Proposal for Decision at 3.

     7. Under FERC's merger policy, the transaction will not be approved unless it is shown that it does not adversely affect competition, rates, or the effectiveness of federal or state regulation. Approval of the Merger by FERC will be predicated upon FERC finding that the rates, terms, operations and service of NEP will not be adversely affected. Flynn pf. at 8.

     8. The Merger affects only the ownership of NEES shares of stock and will have no effect on the ownership or outstanding financial obligations of the operating utility subsidiaries of NEES, including NEP. Jesanis pf. at 3; Urwin pf. at 14.

     9. After closing, National Grid has agreed that NEES Headquarters will remain in Massachusetts, that NEES will maintain offices in Massachusetts, Rhode Island and New Hampshire consistent with current operations, and that collective


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Docket No.  6225                                                          Page 6

bargaining agreements will be honored. Jesanis pf. at 6; Urwin pf. at 17.

     10. National Grid will also expand its Board of Directors to include Richard Sergel, the CEO of NEES, and a non-employee member of the NEES Board. National Grid will also establish an Advisory Board composed of the remaining members of the NEES Board of Directors to allow NEES to continue to have access to the advice and counsel of the NEES Directors for at least two years. Jesanis pf. at 6-7; Urwin pf. at 17.

     11. NEP currently serves two end-use customers in Vermont: Island and Simpson. The arrangements with Island arise out of an old lease entered into in 1914 between the predecessor of NEP and the predecessor of Island (as well as other documents dating back to the late 1800's and early 1900's). Under the lease and documents, Island has the right to up to 300 kW per hour of electricity in exchange for certain "mill powers." Joint Proposal for Decision at 4.

     12. In 1998, at the time of the transfer by NEP of its hydroelectric facilities located all or partly in Vermont to USGen New England, Inc. ("USGen NE"), NEP, Island and USGen NE entered into an amended and restated lease indenture, and NEP and USGEN NE agreed to continue to provide Island with 300 kW per hour of electricity at no additional charge. Under the arrangements, USGen NE sells electricity at wholesale to NEP, sufficient to meet Islands 300 kW entitlement, for resale by NEP


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Docket No.  6225                                                          Page 7

to Island. USGen NE assumed other applicable obligations contained in the agreements between Island's and NEP's predecessors, as amended. In addition, at the time of the transfer of its hydroelectric facilities, NEP confirmed to Island that it is willing, subject to the requirements of Vermont law, approval of the Board, and applicable tariff provisions then in effect, to supply service to Island above 300 kW under special contract if requested by Island in the future. The arrangements with and commitments to Island remain in effect, and are not affected by the Merger. Joint Proposal for Decision at 4-5; see Docket No. 6039, Order of 6/29/98, at 11.

     13. Simpson is currently served by NEP pursuant to Special Contract No. 361 which contains a specified rate for electricity. This special contract is subject to the jurisdiction of the Board. The original contract was dated November 11, 1930, and has been subsequently amended. On February 5, 1999, the Board approved an extension of that contract until December 31, 1999. The arrangements with Simpson and Special Contract No. 361 remain in effect, and are not affected by the Merger. Joint Proposal for Decision at 5; February 5, 1999, Board approval of Special Contract No. 361.

     14. The NEES Board of Directors received an opinion from Merrill Lynch & Co., an investment banking firm with expertise in utility mergers, that the consideration for the merger is fair to


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Docket No.  6225                                                          Page 8

shareholders and in line with comparable utility mergers. Jesanis pf. at 8; exh. MEJ-4.

     15. As a result of the Merger, National Grid may be able to bring experience to New England that could assist NEPOOL and ISO - New England in providing the infrastructure, dispatch, and power exchange necessary for an efficient power supply market. Jesanis pf. at 9; Flynn pf. at 4-7. Also, there will be possibilities for savings and efficiencies gains associated with the Merger itself, including implementation of best practices, elimination of duplication, and increased expertise and financial and other resources. Jesanis pf. at 10; Urwin pf. at 16-17.

     16. The Merger with National Grid will enhance the NEES companies' access to financial and technical resources which should allow them to maintain and improve their service and operations. Jesanis pf. at 13.

     17. FERC's current ratemaking policy does not allow recovery in transmission rates of an acquisition premium or transaction costs associated with mergers. Thus, NEP's transmission rates on file with FERC will not reflect an acquisition premium or transaction costs from the Merger absent a change in policy by FERC. Jesanis pf. at 11; exh. PGF-1. In addition, NEP and National Grid have agreed that acquisition premium or transaction costs from the Merger will not be included in NEP's transmission rates on file with FERC without the


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Docket No.  6225                                                          Page 9

specific approval of FERC, and would only be included to the extent of offsetting savings. Exh. PGF-1 at 24-25.

     18. To the extent that efficiency gains result in reduced transmission costs, such reduction would be reflected in NEP's formula rate for transmission service on file with FERC. Accordingly, the transaction should produce beneficial effects for NEP's transmission customers, including NEP's customers in Vermont, taking service under NEP's open access transmission tariff. Jesanis pf. at 12.

     19. National Grid has no business operations in New England, and the Merger will have no adverse effect on competition. Jesanis pf. at 13; exh. PGF-1.

     20. The Merger will result in the registration of the holding company that will own NEES and National Grid's other assets under the Holding company Act. The financial activities affecting NEES and its operating subsidiaries will be subject to the SEC's jurisdiction. Jesanis pf. at 14; Urwin pf. at 14.

     21. Neither the Board's jurisdiction over NEP, nor FERC's jurisdiction over the NEP transmission rates and service, will be affected by the Merger. Also, the SEC under the Holding Company Act will maintain its full jurisdiction over the NEES companies, including affiliate transactions and cost allocations. Jesanis pf. at 17.

     22. The Merger has the potential to bring to NEPOOL valuable experience from National Grid relating to the


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Docket No.  6225                                                         Page 10

functioning power markets and the operating of a transmission system within the context of functioning markets. Flynn pf. at 4.

     23. The Merger with National Grid will provide NEES with a strong operational cash flow and enhanced ability to attract capital, allowing it the possibility of funding its capital expenditures, including transmission grid enhancements, at reduced cost. Urwin pf. at 16.

     24. The Merger requires approval of the United Kingdom Secretary of State for Trade and Industry. On January 19, 1999, National Grid received the Secretary's approval to proceed with the Merger without further review. Urwin pf. at 17.

     25. The Stipulation, in summary, states that the Department, NEP and National Grid agree that the indirect acquisition by National Grid of a controlling interest in a company that directly has a controlling interest in a company (NEP) subject to the jurisdiction of the Board will promote the public good of the State of Vermont, and will not result in obstructing or preventing competition. Joint Stipulation at 2.

                         III. DISCUSSION AND CONCLUSIONS

     Under V.S.A. ss. 107(a), "[n]o company shall directly or indirectly acquire a controlling interest in any company subject to the jurisdiction of the [Board]
 . . . without the approval of the [Board]." "Controlling interest" is defined as "ten percent or more of the outstanding voting securities of a company" or


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Docket No.  6225                                                         Page 11

such other interest as the Board determines "to constitute the means to direct or cause the direction of the management or policies of a company." 30 V.S.A. ss. 107(e)(1). In order to approve the acquisition of such a controlling interest, the Board must first find that it will "promote the public good." 30 V.S.A. ss. 107(b).

     Under 30 V.S.A. ss. 311, the Board can approve a merger of a company subject to its jurisdiction only if the Board finds that the "merger will not result in obstructing or preventing competition." The Board has previously held that this statutory provision applies to a merger involving a parent corporation of a company under the Board's jurisdiction. Docket No. 5900, Order of 2/26/97, at 20.

     I have reviewed the Stipulation and the evidence in support of it. The stipulating parties have agreed that the proposed indirect acquisition by National Grid of a controlling interest in a company (NEES) that directly has a controlling interest in NEP will promote the public good of the State of Vermont, and will not result in obstructing or preventing competition. Based on my review of the evidence, I reached the same conclusions. Therefore, I recommend that the Board accept the Stipulation.

     Consequently, I find that the indirect acquisition by National Grid of a controlling interest in NEP will promote the public good of the State of Vermont, and will not result in obstructing or preventing the competition in the provision of the


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Docket No.  6225                                                         Page 12

services they are currently offering. 30 V.S.A. ss.ss. 107(b) and 311. I thus recommend that the Board approve the transfer of control of NEP to National Grid.

     The foregoing is hereby reported to the Public Service Board in accordance with the provisions of 30 V.S.A. ss. 8.

     All parties to this proceeding have waived their rights to comment on this Proposal for Decision in accordance with 3 V.S.A. ss. 811.

     Dated at Montpelier, Vermont, this 14th day of June, 1999.

                           /s/
                           Kurt Janson, Esq.
                           Hearing Officer


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Docket No.  6225                                                         Page 13

                              IV. BOARD DISCUSSION

     We concur in the Hearing Officer's findings and conclusions. However, one issue merits an additional comment. Although NEP has only a minor retail presence in Vermont, in order to avoid any potential misunderstanding in the future, we reiterate our long-standing policy that above-book acquisition costs are not to be included in rates that are subject to our jurisdiction.2

                                    V. ORDER

     IT IS HEREBY ORDERED, ADJUDGED AND DECREED by the Public Service Board of the State of Vermont that:

     1. The findings and conclusions of the Hearing Officer are adopted.

     2. The Stipulation among the Vermont Department of Public Service, New England Power Company and The National Grid Group plc is approved.

     3. The Joint Petition of New England Power Company and The National Grid Group plc for the acquisition of control of New England Power Company by The National Grid Group plc is approved, pursuant to 30 V.S.A. ss.ss. 107 and 311.

     4. The Petitioners shall file a letter notifying the Board of the date of the completion of the merger within ten days following said merger.

     Dated at Montpelier, Vermont, this 15th day of June, 1999.

--------

     2    [FOOTNOTE TEXT OMITTED IN ORIGINAL DOCUMENT]


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Docket No.  6225                                                         Page 14

                                           /s/_______________    PUBLIC SERVICE
                                           /s/________________            BOARD
                                           /s/________________       OF VERMONT


OFFICE OF THE CLERK
FILED:   June 15, 1999
ATTEST:__________________________________
    [SEAL]
          Clerk of the Board


     Notice to Readers: This decision is subject to revision of technical errors. Readers are requested to notify the Clerk of the Board of any technical errors, in order that any necessary corrections may be made.

     Appeal of this decision to the Supreme Court of Vermont must be filed with the Clerk of the Board within thirty days. Appeal will not stay the effect of this Order, absent further Order by this Board or appropriate action by the Supreme Court of Vermont. Motions for reconsideration or stay, if any, must be filed with the Clerk of the Board within ten days of the date of this decision and order.